UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2018 Annual General Meeting of International Game Technology PLC

On April 19, 2018, International Game Technology PLC (“IGT PLC” or the “Company”) announced the release of its Notice of 2018 Annual General Meeting (“2018 AGM”) and Annual Report and Accounts for the fiscal year ended December 31, 2017.  The 2018 AGM will be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH, United Kingdom on May 17, 2018 at 3:00pm British Summer Time (BST).

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	Notice of 2018 Annual General Meeting dated April 19, 2018

99.2	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2017

99.3	2018 Annual General Meeting Proxy Card

99.4	News release, “International Game Technology PLC Releases Notice of 2018 Annual General Meeting and 2017 Annual Reports and Accounts” dated April 19, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of 2018 Annual General Meeting dated April 19, 2018

99.2	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2017

99.3	2018 Annual General Meeting Proxy Card

99.4	News release, “International Game Technology PLC Releases Notice of 2018 Annual General Meeting and 2017 Annual Reports and Accounts” dated April 19, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary